UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2016

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30, 2016

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2016	September 30, 2015
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$801,187	$1,035,573
Short-term interest-bearing investments	323,751	318,439
Accounts receivable, net	738,063	714,784
Deferred income taxes	—	150,733
Prepaid expenses and other current assets	188,837	158,633

Total current assets	2,051,838	2,378,162
Equipment and leasehold improvements, net	308,799	309,320
Deferred income taxes	122,112	80,130
Goodwill	2,055,074	2,049,093
Intangible assets, net	196,117	252,517
Other noncurrent assets	263,819	255,430

Total assets	$4,997,759	$5,324,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$139,542	$111,974
Accrued expenses and other current liabilities	576,054	608,827
Accrued personnel costs	224,014	224,232
Short-term financing arrangements	—	220,000
Deferred revenue	152,513	198,470

Total current liabilities	1,092,123	1,363,503
Deferred income taxes and taxes payable	216,018	305,985
Other noncurrent liabilities	255,835	248,322

Total liabilities	1,563,976	1,917,810

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 270,190 and 267,777 issued and 147,852 and 151,150 outstanding, respectively	4,366	4,331
Additional paid-in capital	3,291,096	3,182,573
Treasury stock, at cost 122,338 and 116,627 ordinary shares, respectively	(3,934,856)	(3,611,105)
Accumulated other comprehensive loss	(4,634)	(16,753)
Retained earnings	4,077,811	3,847,796

Total shareholders’ equity	3,433,783	3,406,842

Total liabilities and shareholders’ equity	$4,997,759	$5,324,652

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Revenue	$930,133	$907,897	$2,777,573	$2,716,762
Operating expenses:
Cost of revenue	601,249	592,366	1,796,933	1,746,383
Research and development	65,051	62,598	191,249	189,044
Selling, general and administrative	113,831	108,128	347,853	328,894
Amortization of purchased intangible assets and other	25,040	18,078	76,894	46,193

	805,171	781,170	2,412,929	2,310,514

Operating income	124,962	126,727	364,644	406,248
Interest and other income (expense), net	1,113	(1,044)	908	(1,169)

Income before income taxes	126,075	125,683	365,552	405,079
Income taxes	21,015	17,901	51,930	50,046

Net income	$105,060	$107,782	$313,622	$355,033

Basic earnings per share	$0.71	$0.70	$2.09	$2.29

Diluted earnings per share	$0.70	$0.69	$2.06	$2.26

Cash dividends declared per ordinary share	$0.195	$0.170	$0.560	$0.495

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Net income	$105,060	$107,782	$313,622	$355,033
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(13,928)	25,863	11,301	12,799
Net change in fair value of available-for-sale securities(2)	519	(201)	818	235

Other comprehensive (loss) income, net of tax	(13,409)	25,662	12,119	13,034

Comprehensive income	$91,651	$133,444	$325,741	$368,067

(1)	Net of tax benefit (expense) of $3,774 and $(5,731) for the three months ended June 30, 2016 and 2015, respectively, and of $(2,946) and $(2,443) for the nine months ended June 30, 2016 and 2015, respectively.
(2)	Net of tax (expense) benefit of $(6) and $(1) for the three months ended June 30, 2016 and 2015, respectively, and of $(2) and $5 for the nine months ended June 30, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2016	2015
Cash Flow from Operating Activities:
Net income	$313,622	$355,033
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	159,792	123,136
Equity-based compensation expense	33,098	34,223
Deferred income taxes	(14,254)	(22,797)
Excess tax benefit from equity-based compensation	(5,682)	(4,040)
Loss from short-term interest-bearing investments	294	275
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(4,163)	(22,081)
Prepaid expenses and other current assets	(21,423)	12,612
Other noncurrent assets	11,070	1,310
Accounts payable, accrued expenses and accrued personnel	37,261	78,395
Deferred revenue	(68,749)	6,597
Income taxes payable, net	12,263	18,498
Other noncurrent liabilities	14,397	(15,314)

Net cash provided by operating activities	467,526	565,847

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(101,372)	(91,501)
Proceeds from sale of short-term interest-bearing investments	264,357	180,758
Purchase of short-term interest-bearing investments	(269,143)	(184,724)
Net cash paid for acquisitions	(24,993)	(8,099)
Other	(20,109)	931

Net cash used in investing activities	(151,260)	(102,635)

Cash Flow from Financing Activities:
Payments under financing arrangements	(220,000)	(210,000)
Repurchase of shares	(323,751)	(272,211)
Proceeds from employee stock option exercises	67,890	62,951
Payments of dividends	(80,468)	(74,663)
Excess tax benefit from equity-based compensation	5,682	4,040
Other	(5)	(7)

Net cash used in financing activities	(550,652)	(489,890)

Net decrease in cash and cash equivalents	(234,386)	(26,678)
Cash and cash equivalents at beginning of period	1,035,573	1,103,269

Cash and cash equivalents at end of period	$801,187	$1,076,591

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$40,723	$44,310
Interest	538	456

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, entertainment and media industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2015, set forth in the Company’s Annual Report on Form 20-F filed on December 10, 2015 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation. The Company’s prior year consolidated balance sheet as of September 30, 2015 reflects the reclassification of taxes receivable to prepaid expenses and other current assets, as well as current taxes payable to accrued expenses and other current liabilities to conform with the current period presentation.

2. Recent Accounting Standards

In June 2016, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for the Company on October 1, 2017, and early adoption is permitted. The Company is currently evaluating the effect that adoption of this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for the Company beginning in the first quarter of fiscal year 2020, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company expects adoption of this ASU may result in changes in its financial statements presentation but will not affect the substantive content of its consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for the Company with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption for fiscal years beginning after December 15, 2016, will be permitted. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. The Company is evaluating the methods and timing of its adoption, as well as the effect that adoption of the new revenue standard will have on its consolidated financial statements.

3. Adoption of New Accounting Standard

In November 2015, the FASB issued an ASU that requires entities to present deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The ASU, which may be applied either prospectively or retrospectively, will be effective for public business entities in fiscal years beginning after December 15, 2016, including interim periods within those years, and early adoption is permitted. The Company prospectively adopted this ASU effective October 1, 2015 and, as such, the Company’s consolidated balance sheet as of September 30, 2015 does not reflect the reclassification of current deferred tax assets and liabilities as noncurrent amounts.

4. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2016 and September 30, 2015:

	As of June 30, 2016
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$425,748	$—	$425,748
U.S. government treasuries	112,580	—	112,580
Corporate bonds	—	110,741	110,741
U.S. agency securities	—	45,150	45,150
Asset backed obligations	—	27,790	27,790
Commercial paper and certificates of deposit	—	26,394	26,394
Supranational and sovereign debt	—	7,499	7,499

Total available-for-sale securities	538,328	217,574	755,902

Derivative financial instruments, net	—	(2,208)	(2,208)

Total	$538,328	$215,366	$753,694

	As of September 30, 2015
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$470,286	$—	$470,286
U.S. government treasuries	117,452	—	117,452
Corporate bonds	—	101,603	101,603
U.S. agency securities	—	45,181	45,181
Asset backed obligations	—	29,215	29,215
Commercial paper and certificates of deposit	2,015	25,487	27,502
Supranational and sovereign debt	—	10,443	10,443

Total available-for-sale securities	589,753	211,929	801,682

Derivative financial instruments, net	—	(13,097)	(13,097)

Total	$589,753	$198,832	$788,585

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and nine months ended June 30, 2016.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

5. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$425,748	$—	$—	$425,748
U.S. government treasuries	112,178	402	—	112,580
Corporate bonds	110,218	560	37	110,741
U.S. agency securities	45,015	135	—	45,150
Asset backed obligations	27,736	54	—	27,790

	As of June 30, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper and certificates of deposit	26,394	—	—	26,394
Supranational and sovereign debt	7,470	29	—	7,499

Total(1)	$754,759	$1,180	$37	$755,902

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of June 30, 2016, $323,751 of securities were classified as short-term interest-bearing investments and $432,151 of securities were classified as cash and cash equivalents.

	As of September 30, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$470,286	$—	$—	$470,286
U.S. government treasuries	117,235	217	—	117,452
Corporate bonds	101,613	123	133	101,603
U.S. agency securities	45,105	76	—	45,181
Asset backed obligations	29,195	20	—	29,215
Commercial paper and certificates of deposit	27,502	—	—	27,502
Supranational and sovereign debt	10,423	20	—	10,443

Total(2)	$801,359	$456	$133	$801,682

(2)	As of September 30, 2015, $318,439 of securities were classified as short-term interest-bearing investments and $483,243 of securities were classified as cash and cash equivalents.

As of June 30, 2016, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in the nine months ended June 30, 2016 and 2015. Realized gains and losses on available-for-sale securities are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

As of June 30, 2016, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$558,206
1 to 2 years	103,429
2 to 3 years	85,076
3 to 4 years	5,665
Thereafter	3,526

$755,902

6. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $2,586 as of June 30, 2016. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2016. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of June 30, 2016 for forward contracts, and based on spot rates as of June 30, 2016 for options.

Notional Value*
Foreign exchange contracts	$1,323,007

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of June 30, 2016 and September 30, 2015, is as follows:

	As of
	June 30, 2016	September 30, 2015
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$3,152	$3,631
Other noncurrent assets	1,369	533
Accrued expenses and other current liabilities	(3,791)	(14,640)
Other noncurrent liabilities	(1,746)	(3,990)

	(1,016)	(14,466)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	4,742	4,508
Accrued expenses and other current liabilities	(5,934)	(3,139)

	(1,192)	1,369

Net fair value	$(2,208)	$(13,097)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately two years. A significant portion of the forward and option contracts outstanding as of June 30, 2016 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other income (expense), net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2016 and 2015, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from
	Other Comprehensive (Loss) Income (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Line item in consolidated statements of income:
Revenue	$(468)	$279	$106	$818
Cost of revenue	(881)	(1,966)	(3,584)	(11,380)
Research and development	(218)	(610)	(910)	(2,943)
Selling, general and administrative	(312)	(710)	(1,426)	(3,294)

Total	$(1,879)	$(3,007)	$(5,814)	$(16,799)

The activity related to the changes in net unrealized losses on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Nine months ended June 30,
	2016	2015
Net unrealized losses on cash flow hedges, net of tax, beginning of period	$(12,152)	$(5,522)
Changes in fair value of cash flow hedges, net of tax	6,354	(1,276)
Reclassification of net losses into earnings, net of tax	4,947	14,075

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(851)	$7,277

Net gains (losses) from cash flow hedges recognized in other comprehensive (loss) income were $8,433 and $(1,557), or $6,354 and $(1,276) net of taxes, during the nine months ended June 30, 2016 and 2015, respectively.

Of the net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of June 30, 2016, a net loss of $594 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2016 and 2015, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2016 and 2015, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Line item in consolidated statements of income:
Revenue	$42	$(113)	$(67)	$(113)
Cost of revenue	(1,192)	2,944	993	(5,174)
Research and development	(289)	564	24	(399)
Selling, general and administrative	(382)	774	188	(1,016)
Interest and other income (expense), net	(1,012)	(6,800)	(8,298)	18,466
Income taxes	496	(906)	(511)	840

Total	$(2,337)	$(3,537)	$(7,671)	$12,604

7. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	June 30, 2016	September 30, 2015
Accounts receivable — billed	$674,740	$668,424
Accounts receivable — unbilled	111,866	80,197
Less-allowances	(48,543)	(33,837)

Accounts receivable, net	$738,063	$714,784

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	June 30, 2016	September 30, 2015
Project-related provisions	$215,574	$201,719
Taxes payable	45,386	68,448
Dividends payable	28,836	25,697
Derivative instruments	9,725	17,779
Other	276,533	295,184

Accrued expenses and other current liabilities	$576,054	$608,827

9. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Current	$27,655	$13,438	$66,184	$72,843
Deferred	(6,640)	4,463	(14,254)	(22,797)

Income taxes	$21,015	$17,901	$51,930	$50,046

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	17	14	14	12

Effective income tax rate	17%	14%	14%	12%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

Foreign taxes in the nine months ended June 30, 2016 included a net benefit of $15,264 due to settlements and conclusions of tax audits in certain jurisdictions during the three months ended March 31, 2016, that resulted in a reduction to the Company’s provision for gross unrecognized tax benefits, partially offset by a decrease to the Company’s taxes receivable. Foreign taxes in the nine months ended June 30, 2016 also included a provision for new uncertain tax positions of $21,214 recognized during the nine months ended June 30, 2016. In addition, foreign taxes in the nine months ended June 30, 2016 included a benefit of $19,963 as a result of a release of tax provision in light of a non-taxable internal capital gain recognized during the three months ended March 31, 2016.

Foreign taxes in the nine months ended June 30, 2015 included a net benefit of $7,594 due to settlements of tax audits in certain jurisdictions during the three months ended December 31, 2014, that resulted in a reduction to the Company’s provision for gross unrecognized tax benefits, partially offset by an increase to the Company’s taxes payable. Foreign taxes in the nine months ended June 30, 2015 also included a net benefit of $22,895 resulting from the release of valuation allowances on deferred tax assets at several of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income. In addition, foreign taxes in the nine months ended June 30, 2015 included a decrease of $13,720 that was attributable to the expiration, during the three months ended June 30, 2015, of the periods set forth in statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions, which was partially offset by a provision for a new uncertain tax position of $6,000 recognized during the three months ended June 30, 2015.

As of June 30, 2016, deferred tax assets of $150,972, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $154,524 as of June 30, 2016, all of which would affect the effective tax rate if realized.

As of June 30, 2016, the Company had accrued $31,075 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Numerator:
Net income	$105,060	$107,782	$313,622	$355,033
Less-net income and dividends attributable to participating restricted shares	(870)	(1,062)	(2,828)	(3,739)

Numerator for basic earnings per common share	$104,190	$106,720	$310,794	$351,294

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Add-undistributed income allocated to participating restricted shares	629	803	2,071	2,931
Less-undistributed income reallocated to participating restricted shares	(621)	(791)	(2,043)	(2,888)

Numerator for diluted earnings per common share	$104,198	$106,732	$310,822	$351,337

Denominator:
Weighted average number of shares outstanding - basic	148,844	154,101	149,802	155,037
Less- weighted average number of participating restricted shares	(1,232)	(1,518)	(1,351)	(1,633)

Weighted average number of common shares - basic	147,612	152,583	148,451	153,404

Effect of assumed conversion of 0.5% convertible notes	5	15	6	15
Effect of dilutive stock options granted	1,877	2,466	2,103	2,300

Weighted average number of common shares - diluted	149,494	155,064	150,560	155,719

Basic earnings per common share	$0.71	$0.70	$2.09	$2.29

Diluted earnings per common share	$0.70	$0.69	$2.06	$2.26

For the three and nine months ended June 30, 2016, 2,284 and 1,734 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. For the three and nine months ended June 30, 2015, 80 and 890 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

11. Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The Company’s Board of Directors adopted a share repurchase plan on April 30, 2014, for the repurchase of up to $750,000 of the Company’s outstanding ordinary shares and on February 2, 2016, adopted another share repurchase plan for the repurchase of up to an additional $750,000 of its outstanding ordinary shares. The authorizations have no expiration date and permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In May 2016, the Company completed the repurchase of the remaining authorized amount under the April 2014 share repurchase plan and began executing repurchases under the February 2016 plan. In the nine months ended June 30, 2016, the Company repurchased approximately 5,711 ordinary shares at an average price of $56.67 per share (excluding broker and transaction fees), and as of June 30, 2016, the Company had remaining authority to repurchase up to $686,422 of its outstanding ordinary shares.

12. Financing Arrangements

In September 2015, the Company borrowed an aggregate of $220,000 under its unsecured $500,000 five-year revolving credit facility with a syndicate of banks and repaid it in October 2015. As of June 30, 2016, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of June 30, 2016, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $67,937. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

13. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

During the nine months ended June 30, 2016, the Company granted 501 restricted shares and options to purchase 1,893 ordinary shares. The weighted average fair values associated with these grants were $55.04 per restricted share and $7.97 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2016 and 2015 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Cost of revenue	$4,406	$3,786	$13,447	$11,767
Research and development	953	816	2,813	2,570
Selling, general and administrative	4,453	5,898	16,838	19,886

Total	$9,812	$10,500	$33,098	$34,223

As of June 30, 2016, there was $46,825 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

14. Dividends

The Company’s Board of Directors declared the following dividends during the nine months ended June 30, 2016 and 2015:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
May 4, 2016	$0.195	June 30, 2016	$28,836	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29,206	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25,565	January 15, 2016
April 29, 2015	$0.170	June 30, 2015	$26,127	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26,286	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24,086	January 16, 2015

The amounts payable as a result of the May 4, 2016 and April 29, 2015 declarations were included in accrued expenses and other current liabilities as of June 30, 2016 and 2015, respectively.

On July 26, 2016, the Company’s Board of Directors approved the next quarterly dividend payment, at the rate of $0.195 per share, and set September 30, 2016 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 21, 2016.

15. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company generally offers its products with a limited warranty for a period of 90 days or more. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2016 and 2015.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2015, filed on December 10, 2015 with the U.S. Securities and Exchange Commission.

On June 23, 2016, voters in the United Kingdom voted in a referendum in favor of the United Kingdom exiting the European Union. The timing and manner of any such exit, should it occur, is not yet clear, and it remains too early to predict the impact of this on the economy in Europe, including the United Kingdom. Weakening of economic conditions or economic uncertainties may harm our business. Emergence of such conditions in the United Kingdom, or in the rest of Europe, may have an adverse impact on our revenue from Europe, which accounted for 14.2% of our total revenue in the nine months ended June 30, 2016.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, entertainment and media industry service providers in developed countries and emerging markets. We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network operations to enable service providers to efficiently and cost-effectively introduce new products and services, such as mobile financial services, process orders more efficiently, monetize data, support new business models and generally enhance their understanding of their customers. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by the desire of service providers to help their consumer and business customers navigate the increasing number of devices, services and plans available in today’s digital communications world and the need of service providers to cope with the rapidly growing demand for data that these devices and services have created. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal and valuable at every point of interaction.

Amdocs CES (customer experience solutions) enables service providers to respond to the multidimensional digital interaction demands of customers, as a result of which service providers are expected to offer innovative and personalized services that are delivered consistently across channels and with a seamless network experience. In the second quarter of fiscal year 2016, we released Amdocs CES 10, an advanced product portfolio, which spans BSS, OSS, network operations including network functions virtualization, and big data analytics to enable service providers to drive digital transformation, diversify their business, become a data-empowered business, and achieve service agility. During this quarter, we also released an enhanced digital services portfolio to support and accelerate service providers’ transition from traditional to digital business models. In the first quarter of fiscal year 2016, we released Amdocs Kenan AX3.1 and C1 3.7.8, based on the BSS assets we acquired from Comverse. Amdocs Kenan AX3.1 provides ad-hoc or subscription-based enterprise-grade billing and is available for deployment on public or private cloud environments. Amdocs C1 3.7.8 supports complete BSS convergence and online charging into existing postpaid environments.

We also offer advertising and media products and services for media publishers, advertising agencies, advertising service providers and directory publishers. These offerings enable the management of media selling, fulfillment, operations, consumer experiences and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the nine months ended June 30, 2016, customers in North America accounted for 63.2% of our revenue, while customers in Europe and the rest of the world accounted for 14.2% and 22.6%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $479.2 million and $460.6 million in the three months ended June 30, 2016 and 2015, respectively, and $1,467.9 million and $1,376.5 million in the nine months ended June 30, 2016 and 2015, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

In June 2016, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for us beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for us on October 1, 2017, and early adoption is permitted. We are currently evaluating the effect that adoption of this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for us beginning in the first quarter of fiscal year 2020, must be adopted using a modified retrospective method and its early adoption is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for us on October 1, 2018, and early adoption is permitted. We expect adoption of this ASU may result in changes in our financial statements presentation but will not affect the substantive content of our consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for us with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption for fiscal years beginning after December 15, 2016, will be permitted. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. We are evaluating the methods and timing of our adoption, as well as the effect that adoption of the new revenue standard will have on our consolidated financial statements.

Adoption of New Accounting Standard

In November 2015, the FASB issued an ASU that requires entities to present deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The ASU, which may be applied either prospectively or retrospectively, will be effective for public business entities in fiscal years beginning after December 15, 2016, including interim periods within those years and early adoption is permitted. We prospectively adopted this ASU effective October 1, 2015 and, as such, our consolidated balance sheet as of September 30, 2015 does not reflect the reclassification of current deferred tax assets and liabilities as noncurrent amounts.

Results of Operations

The following table sets forth for the three and nine months ended June 30, 2016 and 2015, certain items in our consolidated statements of income reflected as a percentage of revenue:

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	64.6	65.2	64.7	64.3

	Three months ended June 30,		Nine months ended June 30,
	2016	2015	2016	2015
Research and development	7.0	6.9	6.9	7.0
Selling, general and administrative	12.2	11.9	12.5	12.1
Amortization of purchased intangible assets and other	2.7	2.0	2.8	1.7

	86.6	86.0	86.9	85.0

Operating income	13.4	14.0	13.1	15.0
Interest and other income (expense), net	0.1	(0.1)	0.0	0.0

Income before income taxes	13.6	13.8	13.2	14.9
Income taxes	2.3	2.0	1.9	1.8

Net income	11.3%	11.9%	11.3%	13.1%

Nine Months Ended June 30, 2016 and 2015

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2016 compared to the nine months ended June 30, 2015. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2016	2015	Amount	%
	(in thousands)
Revenue	$2,777,573	$2,716,762	$60,811	2.2%
Operating expenses:
Cost of revenue	1,796,933	1,746,383	50,550	2.9
Research and development	191,249	189,044	2,205	1.2
Selling, general and administrative	347,853	328,894	18,959	5.8
Amortization of purchased intangible assets and other	76,894	46,193	30,701	66.5

	2,412,929	2,310,514	102,415	4.4

Operating income	364,644	406,248	(41,604)	(10.2)
Interest and other income (expense), net	908	(1,169)	2,077	177.7

Income before income taxes	365,552	405,079	(39,527)	(9.8)
Income taxes	51,930	50,046	1,884	3.8

Net income	$313,622	$355,033	$(41,411)	(11.7)%

Revenue. Revenue increased by $60.8 million, or 2.2%, to $2,777.6 million in the nine months ended June 30, 2016, from $2,716.8 million in the nine months ended June 30, 2015. The increase in revenue was attributable to increased activity in the rest of the world and, to a lesser extent, in Europe, partially offset by lower revenue from North America. The 2.2% increase in revenue, which was net of a decrease of approximately 2.0% from foreign exchange fluctuations, was also positively affected by revenue related to the BSS assets we acquired from Comverse.

Revenue attributable to the sale of customer experience solutions increased by $61.7 million, or 2.3%, to $2,704.9 million in the nine months ended June 30, 2016, from $2,643.2 million in the nine months ended June 30, 2015. The increase in revenue was attributable to increased activity in the rest of the world and, to a lesser extent, in Europe, partially offset by lower revenue from North America. Revenue resulting from the sale of customer experience solutions represented 97.4% and 97.3% of our total revenue in the nine months ended June 30, 2016 and 2015, respectively.

Revenue attributable to the sale of directory systems decreased by $0.9 million, or 1.2%, to $72.7 million in the nine months ended June 30, 2016, from $73.6 million in the nine months ended June 30, 2015. Due to the continued slowness in the directory systems market, we expect that directory revenue will continue to decline in fiscal year 2016 compared to fiscal year 2015. Revenue from the sale of directory systems represented 2.6% and 2.7% of our total revenue in the nine months ended June 30, 2016 and 2015, respectively.

In the nine months ended June 30, 2016, revenue from customers in North America, Europe and the rest of the world accounted for 63.2%, 14.2% and 22.6%, respectively, of total revenue, compared to 71.0%, 11.3% and 17.7%, respectively, in the nine months ended June 30, 2015. The decrease in the percentage of revenue from customers in North America was driven by the increase in revenue from customers in Europe and the rest of the world, while revenue from customers in North America decreased, mainly due to AT&T’s slower pace of discretionary spending. However, we have seen signs of stabilization in the North American market in the third quarter. The increase in the percentage of revenue from customers in Europe was attributable to expanding our business relations with new and existing customers, including Vodafone and former Comverse customers. Revenue from customers in the rest of the world increased as a percentage of total revenue as a result of our progress in implementing complex modernization projects in both Latin America and Asia-Pacific, as well as capitalizing on the sustained business momentum with former Comverse customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $50.6 million, or 2.9%, to $1,796.9 million in the nine months ended June 30, 2016, from $1,746.4 million in the nine months ended June 30, 2015. As a percentage of revenue, cost of revenue increased to 64.7% in the nine months ended June 30, 2016, from 64.3% in the nine months ended June 30, 2015. The decrease in the gross margin in the nine months ended June 30, 2016 was primarily attributable to: a. our increased activity outside of our established markets, which are primarily North America, where we continued our penetration efforts in order to expand our business into those markets, and also to; b. a gain resulting from changes in fair value of certain acquisition-related liabilities recognized in the six months ended March 31, 2015. These were partially offset by improvement to our margin as a result of ongoing focus on achieving operational efficiencies.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $2.2 million, or 1.2%, to $191.2 million in the nine months ended June 30, 2016, from $189.0 million in the nine months ended June 30, 2015. Research and development expense decreased as a percentage of revenue from 7.0% in the nine months ended June 30, 2015, to 6.9% in the nine months ended June 30, 2016. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $19.0 million, or 5.8%, to $347.9 million in the nine months ended June 30, 2016, from $328.9 million in the nine months ended June 30, 2015. The increase in selling, general and administrative expense was primarily attributable to the acquisition of the BSS assets of Comverse, as well as to an increase in the allowance for doubtful accounts. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2016, increased by $30.7 million to $76.9 million from $46.2 million in the nine months ended June 30, 2015. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisition of the BSS assets of Comverse.

Operating Income. Operating income decreased by $41.6 million, or 10.2%, in the nine months ended June 30, 2016, to $364.6 million, or 13.1% of revenue, from $406.2 million, or 15.0% of revenue, in the nine months ended June 30, 2015. The decrease in operating income as a percentage of revenue was attributable to operating expenses, particularly amortization of purchased intangible assets and other, as well as cost of revenue, increasing at a higher rate than revenue. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Income (Expense), Net. Interest and other income (expense), net, changed from a net loss of $1.2 million in the nine months ended June 30, 2015 to a net gain of $0.9 million in the nine months ended June 30, 2016. This change in interest and other income (expense), net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the nine months ended June 30, 2016 were $51.9 million on pre-tax income of $365.6 million, resulting in an effective tax rate of 14.2%, compared to 12.4% in the nine months ended June 30, 2015. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 9 to our consolidated financial statements.

Net Income. Net income decreased by $41.4 million, or 11.7%, to $313.6 million in the nine months ended June 30, 2016, from $355.0 million in the nine months ended June 30, 2015. The decrease in net income was primarily attributable to the decrease in operating income.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.20, or 8.8%, to $2.06 in the nine months ended June 30, 2016, from $2.26 in the nine months ended June 30, 2015. The decrease in diluted earnings per share was mainly attributable to the decrease in net income, which was partially offset by the decrease in the diluted weighted average number of shares outstanding.

Three Months Ended June 30, 2016 and 2015

The following is a tabular presentation of our results of operations for the three months ended June 30, 2016 compared to the three months ended June 30, 2015. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2016	2015	Amount	%
	(in thousands)
Revenue	$930,133	$907,897	$22,236	2.4%
Operating expenses:
Cost of revenue	601,249	592,366	8,883	1.5
Research and development	65,051	62,598	2,453	3.9
Selling, general and administrative	113,831	108,128	5,703	5.3
Amortization of purchased intangible assets and other	25,040	18,078	6,962	38.5

	805,171	781,170	24,001	3.1

Operating income	124,962	126,727	(1,765)	(1.4)
Interest and other income (expense), net	1,113	(1,044)	2,157	206.6

Income before income taxes	126,075	125,683	392	0.3
Income taxes	21,015	17,901	3,114	17.4

Net income	$105,060	$107,782	$(2,722)	(2.5)%

Revenue. Revenue increased by $22.2 million, or 2.4%, to $930.1 million in the three months ended June 30, 2016, from $907.9 million in the three months ended June 30, 2015. The increase in revenue was attributable to increased activity in Europe and the rest of the world, partially offset by lower revenue from North America. The 2.4% increase in revenue, which was net of a decrease of approximately 1.0% from foreign exchange fluctuations, was also positively affected by revenue related to the BSS assets we acquired from Comverse.

Revenue attributable to the sale of customer experience solutions increased by $24.4 million, or 2.8%, to $908.1 million in the three months ended June 30, 2016, from $883.7 million in the three months ended June 30, 2015. The increase in revenue was attributable to increased activity in Europe and the rest of the world, partially offset by lower revenue from North America. Revenue resulting from the sale of customer experience solutions represented 97.6% and 97.3% of our total revenue in the three months ended June 30, 2016 and 2015, respectively.

Revenue attributable to the sale of directory systems decreased by $2.2 million, or 9.1%, to $22.0 million in the three months ended June 30, 2016, from $24.2 million in the three months ended June 30, 2015. Due to the continued slowness in the directory systems market, we expect that directory revenue will continue to decline in fiscal year 2016 compared to fiscal year 2015. Revenue from the sale of directory systems represented 2.4% and 2.7% of our total revenue in the three months ended June 30, 2016 and 2015, respectively.

In the three months ended June 30, 2016, revenue from customers in North America, Europe and the rest of the world accounted for 63.6%, 13.6% and 22.8%, respectively, of total revenue, compared to 68.6%, 11.3% and 20.1%, respectively, in the three months ended June 30, 2015. The decrease in the percentage of revenue from customers in North America was driven by the increase in revenue from customers in Europe and the rest of the world, while revenue from customers in North America decreased, mainly due to AT&T’s slower pace of discretionary spending. However, we have seen signs of stabilization in the North American market in the third quarter. The increase in the percentage of revenue from customers in Europe was attributable to expanding our business relations with new and existing customers, including Vodafone and former Comverse customers. Revenue from customers in the rest of the world increased as a percentage of total revenue as a result of our progress in implementing complex modernization projects in both Latin America and Asia-Pacific, as well as capitalizing on the sustained business momentum with former Comverse customers.

Cost of Revenue. Cost of revenue increased by $8.9 million, or 1.5%, to $601.2 million in the three months ended June 30, 2016, from $592.4 million in the three months ended June 30, 2015. As a percentage of revenue, cost of revenue decreased to 64.6% in the three months ended June 30, 2016, from 65.2% in the three months ended June 30, 2015. The improvement in the gross margin in the three months ended June 30, 2016 was primarily attributable to realization of ongoing focus on achieving operational efficiencies.

Research and Development. Research and development expense increased by $2.5 million, or 3.9%, to $65.1 million in the three months ended June 30, 2016, from $62.6 million in the three months ended June 30, 2015. Research and development expense as a percentage of revenue increased to 7.0% in the three months ended June 30, 2016, from 6.9% in the three months ended June 30, 2015.

Selling, General and Administrative. Selling, general and administrative expense increased by $5.7 million, or 5.3%, to $113.8 million in the three months ended June 30, 2016, from $108.1 million in the three months ended June 30, 2015. The increase in selling, general and administrative expense was primarily attributable to the acquisition of the BSS assets of Comverse.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2016, increased by $7.0 million to $25.0 million from $18.1 million in the three months ended June 30, 2015. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisition of the BSS assets of Comverse, partially offset by a decrease in acquisition-related fees.

Operating Income. Operating income decreased by $1.8 million, or 1.4%, in the three months ended June 30, 2016, to $125.0 million, or 13.4% of revenue, from $126.7 million, or 14.0% of revenue, in the three months ended June 30, 2015. The decrease in operating income as a percentage of revenue was attributable to operating expenses, particularly amortization of purchased intangible assets and other, increasing at a higher rate than revenue. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Income (Expense), Net. Interest and other income (expense), net, changed from a net loss of $1.0 million in the three months ended June 30, 2015 to a net gain of $1.1 million in the three months ended June 30, 2016. This change in interest and other income (expense), net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the three months ended June 30, 2016 were $21.0 million on pre-tax income of $126.1 million, resulting in an effective tax rate of 16.7%, compared to 14.2% in the three months ended June 30, 2015. The increase in the tax rate was primarily attributable to changes in our provision for unrecognized tax benefits. Please see Note 9 to our consolidated financial statements. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

Net Income. Net income decreased by $2.7 million, or 2.5%, to $105.1 million in the three months ended June 30, 2016, from $107.8 million in the three months ended June 30, 2015. The decrease in net income was primarily attributable to the increase in income taxes and operating income, partially offset by the change in interest and other income (expense), net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.01, or 1.4%, to $0.70 in the three months ended June 30, 2016, from $0.69 in the three months ended June 30, 2015. The increase in diluted earnings per share was mainly attributable to the decrease in the diluted weighted average number of shares outstanding, which was partially offset by the decrease in net income.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $1.12 billion as of June 30, 2016, compared to $1.13 billion as of September 30, 2015. The decrease was mainly attributable to $323.8 million used to repurchase our ordinary shares, $101.4 million for capital expenditures, net, $80.5 million of cash dividend payment and $44.6 million in net cash paid for acquisitions and others, partially offset by $467.5 million in positive cash flow from operations and $67.9 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $467.5 million and $565.8 million in the nine months ended June 30, 2016 and 2015, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next twelve months.

As a general long-term guideline, we expect to retain roughly half of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, and return the other half to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity. In the second half of fiscal year 2016, we currently expect to return roughly all free cash flow generated in that period to our shareholders, subject to several factors including our financial performance, outlook and liquidity, and the size and timing of possible mergers and acquisitions activity.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the nine months ended June 30, 2016 and 2015, we did not recognize any credit losses. Please see Notes 4 and 5 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In September 2015, we borrowed an aggregate of $220.0 million under our unsecured $500 million revolving credit facility with a syndicate of banks and repaid it in October 2015. As of June 30, 2016, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of June 30, 2016, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $67.9 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations, pension funding and unrecognized tax benefits summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2015, filed on December 10, 2015 with the SEC. Since September 30, 2015, there have been no material changes in our aggregate contractual obligations.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $101.4 million in the nine months ended June 30, 2016 and were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our Board of Directors adopted a share repurchase plan in April 2014 for the repurchase of up to $750.0 million of our outstanding ordinary shares and on February 2, 2016, adopted another share repurchase plan for the repurchase of up to an additional $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In May 2016, we completed the repurchase of the remaining authorized amount under the April 2014 plan and began executing repurchases under the February 2016 plan. In the nine months ended June 30, 2016, we repurchased 5.7 million ordinary shares at an average price of $56.67 per share (excluding broker and transaction fees), and as of June 30, 2016, we had remaining authority to repurchase up to $686.4 million of our outstanding ordinary shares.

Cash Dividends. Our Board of Directors declared the following dividends during the nine months ended June 30, 2016 and 2015:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
May 4, 2016	$0.195	June 30, 2016	$28.8	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29.2	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25.6	January 15, 2016
April 29, 2015	$0.170	June 30, 2015	$26.1	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26.3	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24.1	January 16, 2015

On July 26, 2016, our Board of Directors approved the next quarterly dividend payment, at the rate of $0.195 per share, and set September 30, 2016 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 21, 2016.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the nine months ended June 30, 2016 and 2015, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2016 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
04/01/16-04/30/16	358,300	$58.54	358,300	$788,559,625
05/01/16-05/31/16	880,200	$57.21	880,200	$738,204,006
06/01/16-06/30/16	902,871	$57.35	902,871	$686,422,462

Total	2,141,371	$57.49	2,141,371	$686,422,462

(1)	Excludes broker and transaction fees.
(2)	In April 2014, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares and in February 2016, adopted another share repurchase plan for the repurchase of up to an additional $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Convertible Notes

As of June 30, 2016, $0.2 million principal amount of our convertible notes due 2024 remained outstanding. On August 1, 2016, we announced our intention to redeem all of the remaining outstanding notes on September 6, 2016 (the “Redemption Date”) at a redemption price of 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date. The notes are convertible into our ordinary shares at any time prior to the close of business on September 2, 2016.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2016:

(1) Form 6-K dated May 5, 2016

(2) Form 6-K dated May 17, 2016

(3) Form 6-K dated June 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: August 8, 2016